東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2008 APR 21 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

File No. 82-34816
April 8, 2008

VIA AIR MAIL

[redacted]

08002026

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Impairment Loss on Security Portfolio (Dated April 4, 2008)

Yours truly,

Fusako Otsuka

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

PROCESSED
APR 23 2008
THOMSON FINANCIAL

dlw 4/22

(Translation)

RECEIVED

2008 APR 21 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 4, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Takatoshi Akiba,
Executive Officer
(TEL: 03-6215-9955)

Notice of Impairment Loss on Security Portfolio

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") is expected to report a revaluation loss (extraordinary loss) due to the disposition of an impairment loss for the fiscal year ended March 31, 2008 as a result of a sharp decline in the market value of the listed shares comprised in the portfolio of the shares of its associated companies and investment securities held by the Company and its subsidiaries, as described below:

Description

1. Total amount of revaluation loss on the listed shares for the fiscal year ended March 31, 2008:

1) Consolidated:

(A)	Total amount of revaluation loss on the listed shares for the year ended March 31, 2008 (estimate)		¥11,392 million	
(B)	Net assets for the year ended March 31, 2007	(A/B x 100)	¥358,858 million	(3.2%)
(C)	Ordinary income for the year ended March 31, 2007	(A/C x 100)	¥81,287 million	(14.0%)
(D)	Net income for the year ended March 31, 2007	(A/D x 100)	¥43,456 million	(26.2%)

2) Non-consolidated:

(A)	Total amount of revaluation loss on the listed shares for the year ended March 31, 2008 (estimate)		¥16,025 million	
(B)	Net assets for the year ended March 31, 2007	(A/B x 100)	¥275,588 million	(5.8%)
(C)	Ordinary income for the year ended March 31, 2007	(A/C x 100)	¥32,161 million	(49.8%)
(D)	Net income for the year ended March 31, 2007	(A/D x 100)	¥30,240 million	(53.0%)

2. Future outlook:

The Company is currently reexamining the operating results for the year ended March 31, 2008, including the aforementioned extraordinary loss. In the event that the result is obtained, it will be publicized promptly.

- END -

END